        Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Notes for Analyst/Media Conference Call February 8, 2006

Slide 1 — Title Slide:

Denis: Thank you operator. Good morning everyone and welcome to Falconbridge's fourth quarter and year-end conference call and webcast. You can access our presentation by going to the home page of the Falconbridge website at www.falconbridge.com.

Slide 2 — Forward Looking Statements:

We may be making some forward-looking statements during the course of this Conference Call. Please keep in mind that such comments are predictions based on current market expectations and that actual results could differ materially.

I would also like to remind everyone that all numbers in our presentation are in U.S. dollars.

Slide 3 — Speakers:

Making presentations this morning are:
Derek Pannell, Chief Executive Officer,
Steve Douglas, Executive Vice-President & CFO, and
Aaron Regent, President.

Also here with us is our Chief Operating Officer, Peter Kukielski.

Slide 4 — Title Slide:

I will now turn the Call over to Derek.

Slide 5 — Q4/05 Highlights:

Good morning and thank you for joining us today.

This has been a really excellent year for Falconbridge.

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We had strong performances across our operations

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Metals prices maintained their momentum

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Financial results were outstanding

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And of course we've had some additional excitement, being part of two significant transactions, first Noranda coming together with Falconbridge, followed by Inco's offer to acquire Falconbridge common shares.

The company reported strong financial results for both the fourth quarter and the year. Looking first at the fourth quarter, net income reached $280 million compared to $143 million in the fourth quarter of 2004. For the year, we achieved $872 million in net income compared to $521 million in 2004. To those of you who remember the times when we reported in Canadian dollars this is a net income of over one billion dollars Canadian for 2005. We've had strong operational performance, particularly at some of our South American copper operations and at both our nickel smelter in Sudbury and nickel refinery in Norway, where we set new production records last year. In addition, we clearly benefited from the higher prices realized for all of our metals.

Taking a closer look at our operations starting with South American copper on slide 6

Slide 6 — Copper (South America) Production:

Mined copper production was particularly strong at Antamina and Lomas Bayas. Collahuasi had some challenges during the year but finished off with a strong fourth quarter. Collahuasi also completed the molybdenum plant in the fourth quarter, under budget and ahead of schedule, producing 350 tonnes of contained moly before the end of the year. Antamina significantly improved its molybdenum recovery during the year and Altonorte completed the moly roaster and brought it up to full operating capacity before year end.

Slide 7 — Copper (CC&R) Production:

At our Canadian operations, Kidd Creek reported higher mined production in 2005. Refinery production was lower, due to a one-month labour disruption at the Kidd Metallurgical facility in October. A collective agreement was negotiated and ratified and union members signed a three-year contract. Operations at the Kidd mine have really started to turn around. About a year ago, we said it would take 18 months or so to really see a real improvement at Kidd. At that time financial results were disappointing and production was almost entirely confined to the upper older sections of the mine. Now, one year later, we are seeing some encouraging positive numbers out of Kidd. A large portion of the ore now originates from the recently developed deep blocks where we can achieve faster stope turn around times using the new paste backfill system. The original target of 2.4 million tonnes per year of ore is close to being achieved and we are now aiming to reach a 2.7 million tonne-per-year rate towards the end of 2007 as we move out of the older parts of the mine and close down unnecessary inefficient infrastructure.

Copper anode production at the Horne Smelter was 9% higher for the quarter and we have established the ability to operate with flexibility, increasing or decreasing capacity in response to market demand and feed supply. This is a big advantage for the Horne smelter, which also has the ability to treat complex feeds. At CCR we switched to a seven-day/week operation in mid-September and began to receive Inco anodes for processing in November 2005. This permitted a 5% increase in refined copper production in 2005 compared to 2004 and a 13% increase in the fourth quarter of 2005, compared to the fourth quarter of 2004.

Slide 8 — Nickel Production:

In nickel, Sudbury mine production was reduced in this year's fourth quarter due to lower ore grades as well as ore pass repairs at the Thayer Lindsley mine. Nickel mine production at Raglan was lower in the fourth quarter due to a planned mill conversion. This conversion was the first phase of our Raglan expansion, which has resulted in increasing the milling rate towards the one million tonnes-per-year mark. Aaron will talk about this in his presentation. Montcalm production was strong throughout the year, however, it was impacted by the strike at the Kidd Met site in October. In 2005, we set new records at both the Sudbury smelter and at the Nikkelverk refinery, where we achieved refined nickel production of 85,000 tonnes. At the beginning of 2005, we set an objective to produce 114,000 tonnes of refined nickel — 13% above 2004 production — and we achieved that goal.

At Falcondo, ferronickel production was strong for both the fourth quarter and the full year of 2005. This operation continued to be impacted by a higher crude oil price, which represented 71% of total operating costs in 2005.

Employees continue to operate the plant at Falcondo, following the November 30, 2005 expiry of the previous collective agreement. In January 2006, the union and the company agreed to the assistance of a government appointed mediator. The company remains committed to reaching an agreement satisfactory to both the union and the company.

Slide 9 — Zinc/Aluminum Production:

Zinc-in-concentrate production was lower for the year and for the quarter due to the closure of the Bell Allard mine in October 2004, as well as ore pass operating issues and a rock burst at the Brunswick mine in the fourth quarter of 2005. Brunswick mine operations are now back to normal.

Primary aluminum production totaled almost 246 thousand tonnes for the full year 2005, approximately the same throughput as 2004, in spite of the disruptions caused by hurricanes Katrina and Rita. At our primary aluminum operations, we produced almost 1.9 million tonnes of bauxite at St. Ann and a little under 600,000 tonnes of alumina at the Gramercy refinery, which in both cases represent Falconbridge's 50% share. Fabricated aluminum shipments totaled 178,000 tonnes for the year, 4,000 tonnes higher than 2004. Our aluminum operations also had strong production in the fourth quarter of 2005.

Slide 10 — 2006 Production Forecast:

Slide 10 shows Falconbridge's production forecast for each metal in 2006. As you can see, we expect to deliver higher production across all of our metals. Along with significant improvements in refined copper production, we will aim for slight increases in mined and refined nickel production.

The projected 17% increase in refined zinc production doesn't include Lennard Shelf or Perseverance — two of our zinc projects that would have very short start-up times, which would allow us to take advantage of high zinc prices. We also have Lady Loretta, which could provide zinc production after closure of the Brunswick mine.

Higher zinc production combined with 2% and 10% increases in primary and fabricated aluminum, respectively, should result in significant contributions to 2006 financial results, particularly with the prices we've seem so far this year.

Slide 11 — Maintenance shutdowns

Slide 11 shows Falconbridge's planned shutdowns for 2006. These are normal maintenance shutdowns other than the Brunswick smelter 3-month shutdown where, as in past years, we expect a shortage of suitable lead/silver concentrates.

Slide 12 — Contract negotiations

Slide 12 provides a list of labour agreements that expire in 2006.

Slide 13 — Inco bid for Falconbridge:

That concludes my review, but before I turn it over to Steve to paint the financial picture, I want to take a minute to discuss Inco's offer to acquire Falconbridge common shares. Although it is taking longer than originally anticipated to obtain the regulatory clearances, I am confident we will get the clearances and I continue to believe, as does the Falconbridge Board of Directors, that the combination of Inco and Falconbridge offers great value for shareholders, in both the near and long term.

Inco's offer presents the opportunity to create the world's premier nickel producer and one of the largest copper producers. The combined company would have outstanding growth opportunities in both metals as well as the financial strength necessary to pursue this growth. Together, the companies would be able to achieve annual synergies of $350 million by the end of 2007.

We have received Canadian regulatory approvals for this transaction and while the DOJ and EU approvals are taking longer than expected, no unexpected hurdles have arisen.

As I mentioned after the third quarter, the Falconbridge management team and I are fully committed to working with Inco's senior management team to make this transaction work and, as a result, continue the positive momentum achieved for shareholders over the last few years.

I will now turn the call over to Steve Douglas for a financial review. Steve...

Slide 14 — Q4 2005

Thank you Derek and good morning everyone. For those of you who have not already done so, I would encourage you to take a look at our supplementary financial information package available on our website which contains detailed financial and production analysis regarding both the quarter and the year.

The comparisons provided in the financial statements are those of the former Noranda which, aside from technically being the acquirer of the former Falconbridge, provides the most useful comparator to the results of the new, merged Falconbridge. When reviewing the results, it is important to bear in mind that Noranda of old has consolidated the results and assets of the former Falconbridge since 1989 and as such, most of the operating data is directly comparable to the data you see presented today. It is only when you consider the financing elements of the merged company, such as the additional common and preferred shares issued to effect the consolidation, that the impact is apparent.

Slide 15 — Q4 2005 Results

For the three months ended December 31, 2005, Falconbridge reported net income of $280 million, or $0.75 per basic common share, $0.74 fully diluted, an increase of 60% over the fourth quarter of 2004 when the company earned $143 million or $0.47 per common share. The quarter also included a small pre-tax gain of $13 million on the disposal of the company's stake in Canico following the acquisition of that company by CVRD.

Higher metal prices for the majority of our products contributed the most to this increase, coupled with stronger sales volumes for refined nickel and molybdenum, offset by continued cost pressures on energy and exchange rates impacting some of our operations.

Income generated by operating assets, a key measure of the contribution from our current production base, increased to $463 million in Q4 2005 vs. $369 million a year ago representing a 25% increase, with higher average realized prices, for copper, zinc and aluminum and the positive impact of production expansions and stability in select operations accounting for this increase. Operating cash flow was extremely strong, topping $600 million for the quarter if you do not consider the impact of non-cash depreciation.

These improved earnings and cash flow trends have allowed us to reduce our net-debt-to-capitalization ratio from the 48% on a pro-forma basis at December 31, 2004 to the current 37%.

Slide 16 — Consolidated Results

Slide 16 presents the consolidated income statement for the fourth quarter of 2005 and 2004, as well as the year-to-date figures for 2005 and 2004 and again, the continued strong metals prices has had the most pervasive influence on our results.

In addition to solid earnings and cash flow growth on a quarter-over-quarter basis, we have seen a full year increase in revenue of $1.4 billion to in excess of $8.1 billion, and a 31% increase in income generated by operating assets to $1.8 billion from the $1.4 billion reported for the same period in 2004.

Net income for the year ended December 31, 2005 increased to $872 million or $2.52 per basic share, a 67% increase from than the same period in 2004.

Net income for 2005 includes a loss of $8 million, or $0.02 per basic share and $0.02 per diluted share from discontinued operations. This compares to a loss of $73 million, or $0.25 per basic share and $0.24 per diluted share from discontinued operations in 2004. Discontinued operations reflect the operating results and impairment provisions associated with the Company's custom wheel manufacturing operation prior to its disposal in June 2005.

Mining, processing and refining costs for both the quarter and year-to-date has increased due to cost pressures from both energy and higher exchange rates relative to the U.S. dollar — these costs have also increased due to increased mining intensity at many of our operations as production expansions that we brought on contributed to increased costs as well as increased revenues.

Depreciation and amortization costs have increased primarily due to higher depreciation within the copper and nickel business unit this was associated with the amortization of the impact of the acquisition of the former Falconbridge minority interests by Noranda which was completed on June 30, 2005.

Interest expense has increased due primarily to the addition of preferred share dividends paid on the preferred share liabilities issued to effect the $1.25 billion issuer bid completed in April 2005 — these dividends are treated as interest expense consistent with the classification of the preferred shares as debt instruments. Interest expense also includes a one-time charge of $5 million reflecting the impact of the redemption premium paid to redeem $500 million of junior preferred shares which was completed in mid-August 2005.

Minority interest expense has declined for the quarter and year to date in recognition of the amalgamation of Noranda and Falconbridge — while less dramatic an influence on the year-to-date figures, minority interest expense will decline dramatically during the balance of 2005 and into the future again due to the amalgamation.

Slide 17 — Income Generated By Operating Assets

Turning to slide 17, we can see specific contributions to our operating results from each of our operating units for both the quarter and year ended December 31, 2005 and 2004.

For the 4th quarter and year-to-date, copper and nickel continue to be our largest contributors reflecting the percentage of invested assets and stable production bases, coupled with continued strong realized prices, while copper clearly accounts for the largest increase following its steady rise in prices during 2005 and into the first quarter of 2006.

Zinc and aluminum, while smaller in absolute dollars have also seen larger increases in realized prices and with minimal capital investment requirements, represent significant cash generators for us and offer very good return on assets employed. Realized prices for both of these metals have been tremendous in the fourth quarter of 2005, a performance that has also continued into the first quarter of 2006.

Slide 18 — Impact of Noranda/Falconbridge

I'd like to take a few moments to discuss in detail the implications of the merger of Noranda and Falconbridge on the financial presentation of the new Falconbridge, with a focus on certain one-time impacts as well as those that will continue to influence the results as the Company moves forward as a combined entity.

Slide 19 — Mining, processing and refining costs

The first adjustment of note as a result of the merger is highlighted on slide 19, where near-term earnings will be reduced by virtue of the write-up of inventory held by the former Falconbridge at the time of the merger.

Accounting requirements dictate that you must "fair value" inventory on hand at the time of the merger which will subsequently be written off as the inventory is sold — this has the impact of lowering near-term earnings as what is essentially an acquisition allocation is removed from the value of inventory.

The impact of this adjustment was to reduce 2005 income by $42 million and $14 million in the fourth quarter.

Going forward, this will not recur as the inventory identified and written up has likely been sold prior to the end of 2005.

Slide 20 — Depreciation and Amortization

The merger of Noranda and Falconbridge was completed through the issuance of shares of the old Noranda, which were clearly more valuable than the book value of the assets and liabilities acquired would suggest and, as a result, the difference between the historical book value and fair value must be eliminated over the useful life of the assets acquired.

As a result, annual amortization charges will increase to reflect this, with a year-to-date impact of $21 million in additional amortization expense already realized.

Annual depreciation costs will increase by approximately $60 million going forward.

Slide 21 — Minority Interest Costs

Upon merging Noranda and Falconbridge, the minority interest associated with the former minority shareholders of the old Falconbridge was eliminated, who now share in the success of the combined entity through their direct interest in the merged company.

As such, looking past this quarter, the minority interest expense will decline to an almost immaterial amount as can be seen on slide 21.

Slide 22 — Interest Expense

Turning to slide 22, year-to-date interest expense included $44 million in additional interest costs as a result of issuing preferred shares. Bear in mind that while this did increase interest carry, it also minimized dilution on earnings as a result of issuing shares to complete the merger.

Going forward, assuming no additional junior preferred share redemptions, annual incremental cost of this issue will add $46.5 million in additional interest expense.

Slide 23 — Earnings Variance — Q4 05 vs. Q4 04

Turning to slide 23 we can see for the 4th quarter of 2005, the largest increase in earnings contribution again came from metals prices, representing an additional $285 million over Q4 2004.

Offsetting these gains were exchange rate changes and increased energy costs, as well as the consolidation adjustments mentioned previously.

Tax expenses have increased in conjunction with the higher profitability, while the overall tax rate remains at the expected level of roughly 32 - 35% although there will be occasions when it will tick up or tick down.

Slide 24 — Earnings Variance — YTD 05 vs. YTD 04

Similar drivers are seen when looking at 2005 and 2004, with metals price and volume increases accounting for the largest increases and similar sources of decline as seen in the quarterly comparison.

Slide 25 and 26 — Price Variances — 4th Quarter and YTD

Turning to slides 25 and 26, it can be seen that price increases across all of our metals have been substantial for both the quarter and year-to-date, with copper being the strongest performer on a year-to-date basis while nickel realizations for the 3rd quarter of 2005 outpaced the 3rd quarter of 2004 by 12%.

Slide 27 — Balance Sheet

Turning to slide 27, our financial position continues to strengthen owing to strong operating results and the merged company's ability to generate and raise capital to pursue its growth initiatives and reduce our cost of capital.

Total assets increased to $12.4 billion from the $9.6 billion reported at December 31, 2004 due primarily to the acquisition of the former Falconbridge minority interest at fair value and retained earnings in excess of dividend distributions.

As mentioned, total cash has remained unchanged which really does not tell the whole story on what we have accomplished with respect to our financial position subsequent to the Noranda/Falconbridge merger.

Operating working capital has increased owing to stronger metal prices however, when measured against days sales outstanding and days of inventory, remains within our desired parameters.

Operating capital assets increased by approximately $1.9 billion due to the merger of Noranda and Falconbridge and accruing to the assets the fair value of the 41% acquired of the former Falconbridge — that same reason is the driver behind the increase in the development assets.

Turning to the liabilities, Falconbridge repaid in excess of $1 billion in debt in 2005, as $400 million in debentures came due. The balance of this debt repayment was in the form of redeeming $500 million of junior preferred shares in August of 2005 and paying down operating subsidiary borrowings.

Long-term debt declined due primarily to the issue of the two debentures in June 2005 — one 12-year debenture for $250 million issued at a rate of 5.5%, and a 30-year debenture for $250 million issued at a fixed rate of 6.2%, offset by the repayments we discussed. Our debt maturity remains extremely manageable relative to our liquidity and financial position, with $250 million coming due in November 2006 representing the only major maturing instrument.

The affirmation of our debt ratings by Moody's, S&P's and DBRS subsequent to the merger was a reflection of the combined company's financial flexibility and strength at this point in the cycle, and provides us with an opportunity to opportunistically reduce our cost of capital and to extend our debt maturities, initiatives that we will continue to pursue in addition to our approach to reducing debt. This confidence was affirmed yet again subsequent to the announcement of the proposed Inco transaction.

Preferred share liabilities increased due to the issuance of preferred shares to complete the substantial issuer bid completed in April offset of course by the $500 million redemption.

Future income taxes increased as a result of earnings, but also due to the allocation of future tax liabilities associated with the merger.

Asset retirement obligations and pension liabilities grew by over $100 million primarily due to increased liabilities being valued at fair value at the time of the merger.

Shareholders' equity increased due to the issuance of common shares to the minority shareholders of the former Falconbridge and due to income earned in excess of dividends paid.

Slide 28 — Capital Investments

Slide 28 breaks down our expected capital expenditure plan for 2006, which is roughly consistent with both our focus on expansion in our copper and nickel operation, with an up-tick in spending on Koniambo to reflect the next stage of pursuing that development.

Slide 29 — Ratio Analysis

At December 31, 2005, our net-debt-to-total capitalization stood at 37% on a book value basis, a decrease of 200 basis points since the end of 2004, primarily due to the issuance of the junior preferred shares to complete the substantial issuer bid, offset by operating cash flow generated since that time and repayments.

As the Company continues to realize good prices and strong cash flow, this number will continue to decline, and we remain committed to reducing our debt levels as has been shown with our actions subsequent to the merger.

That concludes my comments. I will now turn the call over to Aaron to review our projects and the markets.

Slide 30 — Title Slide: Projects and Markets Review

Thanks Steve,

Slide 31 — Projects — Copper:

I will start by reviewing the status of our various projects beginning with copper.

At Collahuasi, construction of a $36 million molybdenum recovery circuit was completed in the fourth quarter, ahead of schedule and under budget. As mentioned by Derek, fourth quarter production was 350 tonnes of contained moly and production is expected to be approximately 3,800 tonnes in 2006.

A major priority continues to be on debottlenecking of copper production. Potential grinding capacity is now estimated to be as high as 145,000 tonnes per day versus a design capacity of 110,000 tonnes/day. Modifications will be required in the flotation circuits and conveying system but we expect to see a gradual increase in production over the next few years.

Further expansion is also being analyzed with a particular focus on the development potential of the La Grande deposit where the inferred mineral resource is estimated to be 250 million tonnes of 1.51% copper. However, I should note that this resource remains open in several directions which could lead to further increases in size of the orebody. A new resource model is expected to be completed by the end of 2006 and be in a better position to decide on how to move that project forward.

Slide 32 — Projects — Copper (cont'd):

At Lomas Bayas, analysis of the Fortuna de Cobre deposit continued in the quarter with the advancement of the metallurgical test program which, amongst other things, will better define metals recovery and acid consumption. Conceptual studies on how best to develop this deposit and optimize existing infrastructure is ongoing with a pre-feasibility study to be completed by year end.

At Kidd Creek, production from block 2 began in the fourth quarter of 2005 and production from block 3 is expected to begin in the third quarter of 2006. The capital investment is now expected to total Cdn$684 million, based on a schedule and budget that was revised in April 2005, and includes the cost of escalation associated with delineation drilling that will take place in 2006.

Slide 33 — Projects — Copper (cont'd):

Scoping studies on the El Morro copper/gold deposit in Chile have been completed and we are now advancing the feasibility study. Ore reserves have been assessed at 466 million tonnes of 0.61% copper and 0.50 g/MT gold which will support annual production of 160,000 tonnes of copper and 360,000 ounces of gold for mine life of approximately 16+ years. The orebody remains open at depth where copper equivalent ore grades of 1% could extend the mine life. Completion of the feasibility study is targeted for the fourth quarter of 2007. The work plan in 2006 will include a 30,000 metre drilling program covering in-fill drilling and metallurgical test work.

Conceptual studies on the El Pachón copper mine development project in Argentina have also been completed. El Pachón is located less than five kilometres from the Chilean border and the Las Pelambres copper mine. Overall mining reserves are estimated at more than 700 million tonnes grading 0.65% copper and 0.02% molybdenum, and include 164 million tonnes of 0.90% copper. Copper production is expected to start at 275,000 tonnes per year for the first four years before leveling off at 175,000 tonnes per year for the remaining 19 years. Completion of the prefeasibility study is expected in the fourth quarter of 2007.

Slide 34 — Projects — Nickel:

Now let me turn to our nickel projects.

At Koniambo, in December 2005, along with our partner SMSP, we fulfilled the requirements of the Bercy Accord, which included the completion of a positive technical study and placement of firm orders of at least $100 million for equipment and services relating to the project. This will result in the transfer of the ownership of the Koniambo property to Koniambo Nickel SAS, a company owned 49% by Falconbridge and 51% by SMSP. In addition, Falconbridge and SMSP reached an agreement on the financing framework for the project. Falconbridge has agreed to assume responsibility for financing up to 100% of the project, but cash generated by the project will be exclusively dedicated to debt retirement prior to shareholder distributions. The capital cost to be financed is $2.2 billion in 2004 dollars, excluding working capital and interest during construction.

Next steps for Koniambo include advancing detailed engineering in 2006. Once the necessary permits are in place and the specific details of the financing are finalized, Falconbridge expects the start of the construction phase in 2007 and start-up of the operation in 2009/2010.

Slide 35 — Projects — Nickel (cont'd):

At Raglan, we completed the conversion of the mill from autogenous to semi-autogenous grinding in October 2005. This will increase the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. This project was completed on schedule and on budget with total project investment of $33 million Canadian.

In phase two, we will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. This phase is expected to be completed in early 2008.

Slide 36 — Projects — Nickel (cont'd):

At the Nickel Rim South project in Sudbury, vent shaft sinking began in February 2005 and sinking of the main shaft began in April 2005. This project continues to progress well.

At the Kabanga nickel deposit in northwestern Tanzania, our joint venture with Barrick Gold, a scoping study was initiated in April 2005 and the scoping study drilling program is now complete. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.

Before I turn to the markets, I should expand on Derek's comments on our zinc projects. Falconbridge has interests in three high-quality zinc projects, Perseverance, Lady Loretta and Lennard Shelf, which together could add an additional 250,000 tonnes of zinc annually to our production — that is our share.    We are currently updating the feasibility studies for Perseverance and Lady Loretta and with Teck Cominco we are reviewing the Leonard Shelf operation. This work will be completed during the course of this year and will put us in a position to make a decision on how next to proceed and under what timetable.

Turning to the markets...

Slide 37 — Market Review

The rise in metal prices has been spectacular and driven largely by the increased role of pension funds and other money managers. The interest is driven by the excellent fundamentals for the metals complex, which I'll comment on in more detail in a minute, but more specifically with the introduction of commodity index funds which now provide a vehicle to have a direct exposure to a basket of commodities. Last year these indexes gained 39% while the S&P 500 gained 3% and bonds 2.8%. With the strong performance of commodities and commodity indexes, it is expected that the appetite for increased investments in commodity index funds will continue to grow which will provide further liquidity and support for metals markets. As an example, U.S. mutual funds are estimated to hold $14 billion of investments in commodities, which is less than 1% of their portfolios. We understand that portfolio consultants are now recommending to their clients to increase this percentage to up to10%.

The rise in metals prices has created increased difficulties for end consumers. The general consensus amongst many consumers and analysts last year was that metal prices were expected to fall. As such, consumer buying was delayed and inventories drawn down in anticipation of an opportunity to replenish inventories at lower prices. However, as we have seen, prices have not declined, which has created a situation where consumer inventories have been strained. This has provided price support in any retraction in metals prices.

Overall, the markets continue to remain firmly underpinned with solid supply demand fundamentals, but are expected to remain highly volatile with low inventories, vulnerability to supply disruptions and the increased role of investment funds.

I will now speak more specifically to each of our metals, starting with copper.

Slide 38 — Market Review — Copper:

The LME cash copper prices averaged $1.95/lb. during the fourth quarter which was $0.25/lb. higher than the third quarter 2005 average. The annual average copper price was $1.67/lb in 2005, compared to $1.30/lb. 2004.

Total LME stocks increased slightly during the quarter, ending the year at around 92,000 tonnes. Total industry stocks remain very low and currently equate to 1.5 weeks of demand.

Copper supply was again constrained by a number of factors including:

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  labour strikes in Canada and U.S.

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  a futures market trading situation in China; and

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  lower than forecast mine production.

While demand has been supported by China. Chinese consumption of copper in all forms was 3.8 million tonnes, a 7.2% rise compared to 2004.

Overall the copper market was in deficit by around 275,000 tonnes, a significant change in direction from the surpluses that were being forecast at the beginning of last year.

Slide 39 — Market Outlook — Copper:

The outlook for copper remains well supported with only a small surplus forecast for 2006, as known mine expansions and new supply is forecast to slightly outpace demand growth. Supply growth beyond 2006 and in 2007 is expected to decline as the impact of declining ore grades at existing mines becomes more pronounced.

Demand growth remains underpinned by infrastructure building in China and other emerging economies and by the post-hurricane Katrina rebuilding efforts in the southern U.S. Overall demand growth is forecast at greater than 4% in 2006 and 2007.

A favourable environment for sustaining higher prices continues as inventories remain low, the possibility of supply disruptions continues, and the increased investment of funds.

Slide 40 — Market Review — Nickel:

The LME cash nickel price averaged $5.73/lb. during the fourth quarter, $0.88/lb lower than the previous quarter's average of $6.61/lb. The annual average nickel price reached $6.68/lb., $0.40/lb. higher than the 2004 average of $6.28/lb.

LME stocks rose 23,000 tonnes during the quarter to finish the year at 36,000 tonnes. LME stocks were 9,000 tonnes higher at year end versus the start of the year. LME plus producer stocks currently equate to approximately 5.5 weeks of supply.

The recent growth in stainless steel production capacity has led to the build up of SS stocks during the first part of 2005. Producers responded by curtailing production to reduce inventories. As a result the demand for nickel was also reduced which led to an increase in nickel inventories on the LME, and in producer stocks, which also put pressure on nickel prices.

There is now growing evidence to suggest that inventories have now reach normal levels and that stainless steel production will increase. This combined with the commissioning of new SS capacity in China should support increased nickel demand.

Other nickel end-use markets continued to grow this year, supported by strong demand from the high nickel alloy, plating, and battery end uses. Chinese nickel consumption growth has been the biggest contributor, averaging 26% growth per year since 2000.

Market analysts now estimate a very small surplus for 2005.

Slide 41 — Market Outlook — Nickel:

Nickel supply is forecast to increase 6% in 2006 from just 0.8% in 2005 due mostly to new supply coming on stream from Voisey's Bay and Jinchuan. This figure is expected to decline to 4.5% in 2007.

Healthy demand is expected across all geographic regions and all market sectors. In particular a rebound in stainless steel sector nickel demand is expected in the first half of 2006.

Overall the nickel market is forecast to be in balance in 2006, shifting to a small deficit in 2007.

Slide 42 — Market Review — Zinc:

LME cash zinc prices averaged $0.74/lb, during the fourth quarter compared to $0.59 in the 3Q. The 2005 average price was $0.63/lb., up $0.15/lb from last year's average.

LME stocks declined 132,000 tonnes during the quarter to 394,000 tonnes at year end. Daily zinc metal withdrawals from LME warehouses continue and prices have subsequently risen to new record highs, hitting $1.08/lb. yesterday.

Global zinc mine supply continues to fall short of zinc smelting capacity, thereby failing to keep pace with demand. Spot zinc concentrate treatment charges remain at very low levels and annual TC/RCs seem to be declining. North American refined zinc supply is forecast to decline significantly with the potential closure of a U.S. producer. Zinc metal premiums have been increasing as a result of the tight demand situation.

On the demand side, China is estimated to have imported a total of 745,000 tonnes of metal, alloy and metal contained in concentrates. This represents a 51% year-over-year increase.

With global demand exceeding supply, a metal deficit of more 290,000 tonnes is estimated for 2005.

Slide 43 — Market Outlook — Zinc:

The zinc market outlook remains characterized by a fundamental shortage of zinc mine concentrates to supply zinc smelters. Demand significantly outpaced supply in 2005 and this trend is expected to continue in 2006 and 2007. Increased use of zinc in galvanizing in China is largely responsible for the majority of the demand growth. The 2006 deficit is forecast to increase to 380,000 tonnes in 2006. Total zinc stocks are forecast to reach critical levels in the next two years.

Slide 44 — Market Review — Aluminum:

LME cash aluminum prices averaged $0.94/lb. during the fourth quarter of 2005, a significant increase from $0.83/lb. during the third quarter of 2005. The average aluminum price for 2005 was $0.85/lb. versus $0.78/lb. last year.

LME aluminum warehouse stocks increased by around 130,000 tonnes during the quarter to end the year at 645,000 tonnes. LME stocks declined for most of the year, but began to increase when aluminum prices began their significant rise. Since the end of the quarter, aluminum prices have reached highs of $1.19/lb. as total industry stocks are at only four weeks of demand.

Reports of actual and potential aluminum smelter capacity closures continue as a result of the high alumina input costs and higher energy costs.

Slide 45 — Market Outlook — Aluminum:

The aluminum market was largely balanced in 2005, with higher rates of supply growth offset by increased demand.

High energy costs and much higher alumina feed costs continue to put pressure on marginal producers. Chinese aluminum smelters recently joined together to agree on 10% production cuts for 2006 in order to try to affect the escalating alumina prices. Further smelter capacity reductions could continue to provide support to improved aluminum market fundamentals.

Double digit consumption growth rates in China, and overall 10-year demand growth rates of greater than 5%, combined with surging copper prices should continue to support aluminum prices.

Slide 46 — Market Outlook — Summary:

Overall the demand for metals remains well supported with the improved outlook for the world's economies with China being an added driver of demand.

Inventories are low and new supply has been slow to materialize, while existing supply has proven difficult to maintain with many disruptions occurring.

The positive fundamentals have encouraged the increased participation of investment funds. The amount of capital invested in commodity indexes could double over the next few years which would intensify the impact of any metal deficits or turn a surplus into a deficit.

All of this has resulted in and should sustain the positive metal prices environment we are experiencing.

That concludes my remarks for this conference call. I will now direct the call back to Denis.

Denis: Operator, would you please give the polling instructions before we open the line for questions.

AT THE END OF QUESTION PERIOD

DEREK (Closing remarks)

Thank you for participating in our conference call. We are very pleased with our overall results and with the prospects for the future, especially with fundamentals for our metals remaining well supported. Finally, we are looking forward to completing the transaction with Inco and starting work to deliver the $350million of synergies we have identified together.

Denis.

[DENIS]

A recording of this conference will be available at 4:00 p.m. by dialing (416) 626-4100 and 1-800-558-5253, pass-code 21281026, and this will be available until February 15, 2006.

Finally — our first quarter results will be announced on Tuesday April 25, 2006.

Thank you for joining us today and goodbye.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.